April 24, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

Attention:     Marc Thomas
        Robert Klein

Re: Capitol Federal Financial, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
File No. 001-34814

Dear Mr. Thomas and Mr. Klein:

We are writing in response to your letter dated April 19, 2024 with respect to the review, by the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), of Capitol Federal Financial, Inc.’s (the "Company") above-referenced Annual Report on Form 10-K. Our response to your additional comment is provided below. For your convenience, we have restated the text of your comment.

Form 10-K filed for the Fiscal Year Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Average Balance Sheets, page 42
1.We have reviewed your response to comment 1. In regards to your non-GAAP measures excluding the impact of your leverage strategy, it is unclear as to how you concluded that this strategy does not represent a recurring activity. In addition, it is unclear how you concluded that this does not represent individually tailored accounting given that you are changing the recognition of income, expenses and average assets, under GAAP, for a subset of your interest earning assets and liabilities. Please further explain how you have determined that these do not represent recurring activities nor individually tailored accounting, or alternatively, remove the presentation of these non-GAAP measures from your future filings. Refer to Questions 100.01 and 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response: We will remove the presentation of non-GAAP measures associated with the leverage strategy from future filings.

In providing this response, the Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing response to the Staff’s comments. Should you have any further comments or questions, I can be reached at (785) 231-6360.

Sincerely,

/s/ Kent G. Townsend

Kent G. Townsend
Executive Vice President, Chief Financial Officer and Treasurer

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